U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):

[X] Form 10-K    [] Form 20-F    [] Form 11-K    [] Form 10-Q    [] Form N-SAR

         For Period Ended: December 28, 1996
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         [] Transition Report on Form 10-K
         [] Transition Report on Form 20-F
         [] Transition Report on Form 11-K
         [] Transition Report on Form 10-Q
         [] Transition Report on Form N-SAR
         For the Transition Period Ended:            N/A
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         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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         If the notification relates to a portion of the filing checked above,
identify the Item(s) to which the notification relates:      N/A
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Part I -- Registrant Information
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         Full Name of Registrant    Farm Fresh, Inc.
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         Former Name if Applicable
         N/A
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         Address of Principal Executive Office (Street and Number)

         7530 Tidewater Drive, Norfolk, Virginia 23505
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                  City, State and Zip Code

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Part II -- Rules 12b-25(b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if applicable) [X]

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III -- Narrative
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State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q,
N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

         Farm Fresh, Inc. (the "Company") has outstanding $165 million aggregate principal amount of Senior Notes ("Senior Notes") and $36 million aggregate principal amount of Senior Notes, Series A ("Series A Notes") (the Senior Notes and Series A Notes collectively the "Notes"). The Senior Notes and Series A Notes were registered pursuant to the Securities Act of 1933 in 1992 and 1994, respectively. Because the Notes are held of record by less than 300 persons, the Company currently is not obligated by Section 15(d) of the Securities Exchange Act of 1934 ("Exchange Act") to make any filings pursuant to the Exchange Act. However, the indentures ("Indentures") governing the Notes require the Company to make filings pursuant to the Exchange Act "which the Company would be required to file if the Company then had a class of securities registered under the Exchange Act." Consequently, the Company has at all times since the issuance of the Notes filed Forms 10-K and 10-Q pursuant to the Exchange Act as required by the Indentures.

         During the first quarter of 1997, the Company hired a new Chief Executive Officer and Chief Financial Officer. As a part of this transition process, the new management team has been actively engaged in reviewing the Company's operations as well as various aspects of its current financial structure. Therefore, the Company is unable to file its Form 10-K for the fiscal year ended December 28, 1996, within the prescribed time period without unreasonable effort or expense.

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Part IV -- Other Information
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         (1)      Name and telephone number of person to contact in regard to this notification

John M. Paris, Jr., Esq.                   (757)                 624-3181
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       (Name)                           (Area Code)         (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                        [X] Yes           [] No
        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                       [] Yes            [X] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                Farm Fresh, Inc.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     March 27, 1997              By  /s/ Richard D. Coleman
    ------------------------             ----------------------
                                     Name     Richard D. Coleman
                                         -----------------------
                                     Title  Chief Financial Officer
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INSTRUCTION: The form may be signed by an executive officer of registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION
         Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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